SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               ------------------

(Mark One):

|X| Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)

                   For the fiscal year ended December 31, 2000

                                       OR

| | Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

                        Commission file number: 000-29598

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                           MIDWEST BANC HOLDINGS, INC.
                              401(k) PLAN AND TRUST
                            (Full title of the plan)

                               ------------------

                           MIDWEST BANC HOLDINGS, INC.
                              501 WEST NORTH AVENUE
                          MELROSE PARK, ILLINOIS 60160
       (Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

                              REQUIRED INFORMATION


No.     1-3    Not applicable.

No.     4      The Midwest Banc Holdings, Inc. 401(k) Plan and Trust (the
               "Plan"), which is subject to ERISA, files Plan financial statements and schedules prepared in accordance with the financial requirements of ERISA.

               Financial Statements. Audited Statements of net assets available for Plan benefits as of December 31, 2000 and 1999, and the related statement of changes in net assets available for Plan benefits for the year ended December 31, 2000.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated as of June 27, 2001

                                         MIDWEST BANC HOLDINGS, INC.
                                         401(k) PLAN AND TRUST


                                         [TRUSTEE]


                                         By:  /s/ Nicole McDermott
                                            ------------------------------------
                                         Name:  Nicole McDermott
                                              ----------------------------------
                                         Title: V.P. Corporate Services
                                               ---------------------------------

                                  EXHIBIT INDEX


EXHIBIT NO.     DESCRIPTION

   99.1         Consent of Crowe, Chizek and Company LLP

                          MIDWEST BANC HOLDINGS, INC.

                              401(k) PLAN AND TRUST
                             Melrose Park, Illinois

                              FINANCIAL STATEMENTS

                           December 31, 2000 and 1999

                           MIDWEST BANC HOLDINGS, INC.
                              401(k) PLAN AND TRUST
                             Melrose Park, Illinois

                              FINANCIAL STATEMENTS
                           December 31, 2000 and 1999


                                    CONTENTS


REPORT OF INDEPENDENT AUDITORS ................................................1


FINANCIAL STATEMENTS

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS ..........................2

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS ................3

     NOTES TO FINANCIAL STATEMENTS ............................................4


SUPPLEMENTAL SCHEDULE

     SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)............8

                         REPORT OF INDEPENDENT AUDITORS



Plan Administrator
Midwest Banc Holdings, Inc.
  401(k) Plan and Trust
Melrose Park, Illinois


     We have audited the accompanying statements of net assets available for benefits of Midwest Banc Holdings, Inc. 401(k) Plan and Trust (the Plan) as of December 31, 2000 and 1999 and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with generally accepted accounting principles.

     Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, Line 4i - Schedule of Assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2000 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                                  Crowe, Chizek and Company LLP

Oak Brook, Illinois
May 31, 2001

                           MIDWEST BANC HOLDINGS, INC.
                              401(k) PLAN AND TRUST
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2000 and 1999

--------------------------------------------------------------------------------

                                           2000           1999
                                           ----           ----
ASSETS
Investments                             $10,700,879    $11,537,022
Contribution receivable                      39,055              -

LIABILITIES
Accrued expenses                             14,272         16,708
                                        -----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS       $10,725,662    $11,520,314
                                        ===========    ===========



--------------------------------------------------------------------------------
                 See accompanying notes to financial statements.

                           MIDWEST BANC HOLDINGS, INC.
                              401(k) PLAN AND TRUST
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 2000

--------------------------------------------------------------------------------

Additions to net assets attributed to

     Investment income
         Net depreciation in fair value of investments         $(1,417,130)
         Dividends                                                 406,429
         Interest                                                   29,235
                                                               -----------
                                                                  (981,466)

     Contributions
         Participant wage deferrals                                647,942
         Employer                                                  437,595
         Rollovers                                                 260,793
                                                               -----------
                                                                 1,346,330
                                                               -----------

              Total additions                                      364,864

Deductions from net assets attributed to

     Benefits paid to participants                               1,097,240
     Administrative expenses                                        62,276
                                                               -----------
         Total deductions                                        1,159,516
                                                               -----------


Net decrease                                                      (794,652)

Net assets available for benefits
     Beginning of year                                          11,520,314
                                                               -----------

     End of year                                               $10,725,662
                                                               ===========


                 See accompanying notes to financial statements.

                           MIDWEST BANC HOLDINGS, INC.
                              401(k) PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN

     The following description of the Midwest Banc Holdings, Inc. 401(k) Plan and Trust (formerly First Midwest Corporation of Delaware Employees' Retirement
Plan) ("the Plan") is provided for general information purposes only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

     General: The Plan is a defined contribution 401(k) plan covering all full-time and part-time employees of Midwest Banc Holdings, Inc. and its subsidiaries ("the Corporation") who have six months of service or its equivalent and are age nineteen or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Contributions: Each year participants may contribute up to 15% of their annual compensation before bonuses, not to exceed Internal Revenue Service limits. The Corporation matches participant contributions at a rate of 1% more than the participants' contributions up to a 5% maximum matching contribution.

     Participants' Accounts: Each participant's account is credited with the participant's contribution and allocation of (a) the Corporation's contribution,
(b) plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Administrative fees are also allocated and charged to each participant's account balance. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     Retirement, Death, and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death, or disability.

     Vesting: Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their account is based on years of continuous service. A participant is 100% vested after three years of credited service.

     Payment of Benefits: On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account or equal installments over a period not more than their assumed life expectancy (or their beneficiary's assumed life expectancy) at the time of distribution.

     Loan Provisions: Participants may borrow up to 50% of their vested account balance up to a maximum of $50,000. Loan terms range from one year to five years unless the loan proceeds are used to purchase a primary residence, in which case the loan term is a reasonable period that may exceed five years. Loans are secured by the balance in the participant's account. The interest rate is fixed at the prime rate as published in The Wall Street Journal plus 1% at the time the loan proceeds are disbursed.

--------------------------------------------------------------------------------
                                   (Continued)

                           MIDWEST BANC HOLDINGS, INC.
                              401(k) PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

     Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting in conformity with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates.

     Investments: Investment transactions are accounted for on the trade-date basis. Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date. Investments in mutual funds and Midwest Banc Holdings, Inc. common stock are stated at quoted market prices. The fair value of money market accounts is the amount payable on demand at the reporting date. Participant loans are carried at their remaining balance, which approximates fair value.

NOTE 3 - PLAN TERMINATION

     Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of plan termination, participants will become 100% vested in their accounts.

NOTE 4 - INVESTMENTS

     The following presents the fair value of investments that represent 5% or more of the Plan's net assets at December 31:


                                                                                   2000            1999
                                                                                   ----            ----

INVESTMENTS AT FAIR VALUE AS DETERMINED BY QUOTED MARKET PRICES

   Money Market Funds
      Alliance Capital Reserves                                               $1,064,212      $1,072,186
   Mutual Funds
      AIM Balanced Fund                                                        2,295,065       2,440,903
      AIM Constellation Growth Fund                                            1,301,035       1,222,421
      Fidelity Advisor Growth Opportunity Fund                                 1,631,112       2,048,575
      GAM International Fund                                                     670,369         937,212
      Federated Bond Fund                                                        538,847         564,742
      MFS Investors Growth Stock Fund                                          1,009,676         931,599
   Common stock
      Midwest Banc Holdings, Inc. 63,203 and 98,846 shares at
        December 31, 2000 and 1999 (party-in-interest investment)                955,945       1,352,950

--------------------------------------------------------------------------------
                                   (Continued)

                           MIDWEST BANC HOLDINGS, INC.
                              401(k) PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

--------------------------------------------------------------------------------

NOTE 4 - INVESTMENTS (Continued)

     During the year ended December 31, 2000, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

                  Mutual funds          $(1,509,150)
                  Common stock               92,020
                                        -----------
                                        $(1,417,130)
                                        ===========

NOTE 5 - PARTIES-IN-INTEREST TRANSACTIONS

     Parties-in-interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Professional fees for the audit of the Plan's financial statements were paid by the Corporation.

     As of January 1, 1999, the recordkeeper was changed to American Express Tax and Business Services from The Weiss Group, Inc. In addition, at January 1, 1999, the trustee of the Plan was Midwest Trust Services, Inc. Effective July 1, 1999, the Plan transferred the assets to LaSalle National Bank. LaSalle National Bank held investment assets and executed transactions thereafter. During January 2001, the Plan transferred all of its assets from LaSalle National Bank to Security Trust.

     Plan transactions with parties-in-interest during the year ended December 31, 2000 were as follows:


                 Identity                      Relationship                  Description              Amount
                 --------                      ------------                  -----------              ------

     American Express Tax and
       Business Services, Inc.              Plan Recordkeeper         Quarterly allocation fees       $ 30,918

     Midwest Banc Holdings, Inc.                Employer                Sale of 35,343 shares
                                                                           of common stock             491,009

     The Plan held the following party-in-interest investments (at fair value) at December 31, 2000 and 1999:

                                                  2000          1999
                                                  ----          ----

     Midwest Banc Holdings, Inc. common stock    $955,945    $1,352,950
                                                 ========    ==========

--------------------------------------------------------------------------------
                                   (Continued)

                           MIDWEST BANC HOLDINGS, INC.
                              401(k) PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

--------------------------------------------------------------------------------

NOTE 6 - TERMINATED PARTICIPANTS

     INCLUDED IN NET ASSETS AVAILABLE FOR BENEFITS ARE AMOUNTS ALLOCATED TO INDIVIDUALS WHO HAVE ELECTED TO WITHDRAW FROM THE PLAN BUT HAVE NOT BEEN PAID AS OF THE PLAN'S YEAR END. AMOUNTS ALLOCATED TO THESE PARTICIPANTS WERE $33,297 AND $4,418 AT DECEMBER 31, 2000 AND 1999, RESPECTIVELY.



NOTE 7 - TAX STATUS

     The Internal Revenue Service has determined and informed the Corporation, by letter dated June 24, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

--------------------------------------------------------------------------------

                              SUPPLEMENTAL SCHEDULE

                           MIDWEST BANC HOLDINGS, INC.
                              401(k) PLAN AND TRUST
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2000

--------------------------------------------------------------------------------

Name of Plan Sponsor: Midwest Banc Holdings, Inc.
Employer Identification Number:  36-3252484
Three-Digit Plan Number:  001


                                                          (c)
                 (b)                          Description of Investment,
         Identity of Issue,                    Including Maturity Date,                                     (e)
        Borrower, Lessor, or                 Rate of Interest, Collateral,          (d)                   Current
(a)         Similar Party                       Par, or Maturity Value             Cost                    Value
---         -------------                       ----------------------             ----                    -----

                                             Mutual Funds
                                             ------------

           AIM Funds                            Balanced Fund                        #                   $2,295,065

           AIM Funds                            Constellation Growth Fund            #                    1,301,035

           Fidelity Investments                 Advisor Growth
                                                  Opportunity Fund                   #                    1,631,112

           GAM Funds                            International Fund                   #                      670,369

           Franklin Templeton                   Small Cap Growth Fun                 #                      501,196

           Federated                            Bond Fund                            #                      538,847

           MFS                                  Investors Growth Stock Fund          #                    1,009,676

           Dreyfus                              S&P 500 Index Fund                   #                      354,061
                                                                                                        -----------
                                                                                                          8,301,361
                                             Money Market Funds
                                             ------------------

           Alliance Fund Services               Alliance Capital Reserves            #                    1,064,212

           ABN AMRO                             Money Market Fund                    #                       55,256
                                                                                                        -----------
                                                                                                          1,119,468

                                             Common Stock
                                             ------------
 *         Midwest Banc
             Holdings, Inc.                     63,203 shares                        #                      955,945

                                             Loans
                                             -----

           Plan Participants                    Interest rates at 8.75% - 10.50%     #                      324,105
                                                                                                        -----------

                                                     Total investments                                  $10,700,879
                                                                                                        ===========

*    Party-in-interest.
# Investment is participant-directed, therefore, historical cost is not required.

--------------------------------------------------------------------------------